UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2026

Robert S. Hekemian, Jr.
Chief Executive Officer
First Real Estate Investment Trust of New Jersey Inc.
505 Main Street, Suite 400
Hackensack, New Jersey 07601

Re: First Real Estate Investment Trust of New Jersey Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2026, as amended May 28, 2026
File No. 001-41771

Dear Robert S. Hekemian Jr.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction